Exhibit 99.1

SINA Reports First Quarter 2017 Financial Results

BEIJING, China—May 16, 2017—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•                   Both net revenues and non-GAAP net revenues increased 40% year over year to $278.1 million and $275.5 million, respectively.

•                   Advertising revenues increased 40% year over year to $228.0 million.

•                   Non-advertising revenues increased 40% year over year to $50.1 million. Non-GAAP non-advertising revenues was $47.5 million.

•                   Income from operations was $45.0 million. Non-GAAP income from operations increased approximately ten folds year over year to $63.7 million. Non-GAAP operating margin was 23%, up from 3% for the same period last year.

•                   Net income attributable to SINA was $38.5 million, or $0.52 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $37.6 million, or $0.50 non-GAAP diluted net income per share attributable to SINA.

•                   Weibo’s monthly active users (“MAUs”) increased from 261 million in March 2016 to 340 million in March 2017, an increase of 30% year over year. Weibo’s mobile MAUs represents 91% of Weibo’s MAUs.

•                   Weibo’s average daily active users (“DAUs”) have a net addition of approximately 34 million users year over year and reached 154 million in March 2017.

“We started the year 2017 with a great quarter.” said Charles Chao, Chairman and CEO of SINA. “Weibo continued its strong momentum with accelerated growth in revenues and impressive expansion of user base.” said Mr. Chao. “On the SINA media business, our performance was in line with our expectation, taking seasonality factor into account. We have further restructured our mobile media business to accelerate the pace for the mobile transition.” Mr. Chao added.

First Quarter 2017 Financial Results

For the first quarter of 2017, SINA reported net revenues of $278.1 million, compared to $198.7 million for the same period last year. Non-GAAP net revenues for the first quarter of 2017 totaled $275.5 million, compared to $196.1 million for the same period last year.

Online advertising revenues for the first quarter of 2017 were $228.0 million, compared to $163.0 million for the same period last year. The year-over-year growth in online advertising revenues was mainly resulted from an increase of $70.1 million, or 71% growth in Weibo advertising and marketing revenues.

Non-advertising revenues for the first quarter of 2017 were $50.1 million. Non-GAAP non-advertising revenues for the first quarter of 2017 were $47.5 million, compared to $33.1 million for the same period last year. The year-over-year growth in non-advertising revenues was largely driven by an increase of $9.9 million in Weibo non-advertising revenues.

Gross margin for the first quarter of 2017 was 69%, compared to 59% for the same period last year. Advertising gross margin for the first quarter of 2017 was 70%, compared to 58% for the same period last year. The increase in advertising gross margin was primarily due to strong advertising demand from Weibo advertisers and the further optimization of cost structure for both Weibo and portal business. Non-advertising gross margin for the first quarter of 2017 was 62%, compared to 64% for the same period last year.

Operating expenses for the first quarter of 2017 totaled $146.5 million, compared to $126.3 million for the same period last year. Non-GAAP operating expenses for the first quarter of 2017 totaled $127.4 million, compared to $111.1 million for the same period last year. The increase of non-GAAP operating expenses was primarily due to the increase in Weibo’s promotional and marketing activities.

Income from operations for the first quarter of 2017 was $45.0 million, compared to a loss of $8.5 million for the same period last year. Non-GAAP income from operations for the first quarter of 2017 was $63.7 million, compared to $5.6 million for the same period last year. Non-GAAP operating margin was 23%, up from 3% for the same period last year. The significant improvement in non-GAAP income from operations and operation margin was a result of the operational leverage and margin expansion achieved by Weibo.

Non-operating income for the first quarter of 2017 was $30.3 million, compared to $24.3 million for the same period last year. Non-operating income for the first quarter of 2017 included (i) a $15.9 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measure; (ii) a $5.0 million of dividend income from certain investments; and (iii) a $3.1 million earnings pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears, and mainly resulted from earnings pick-up from the Company’s investment in Tian Ge Interactive Holdings Limited. Non-operating income for the first quarter of 2016 included (i) a one-off deconsolidation gain amounted $14.8 million as a result of the Company’s disposing of partial ownership in non-core business, which is excluded under non-GAAP measure; (ii) a $15.3 million net gain on disposing of certain investments, which is excluded under non-GAAP measure; and (iii) a $10.6 million loss pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears and mainly resulted from loss pick-up from the Company’s investment in E-House.

Net income attributable to SINA for the first quarter of 2017 was $38.5 million, compared to $15.3 million for the same period last year. Diluted net income per share attributable to SINA for the first quarter of 2017 was $0.52, compared to $0.22 for the same period last year. Non-GAAP net income attributable to SINA for the first quarter of 2017 was $37.6 million, compared to a net loss of $2.8 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the first quarter of 2017 was $0.50 compared to a net loss per share of $0.04 for the same period last year.

As of March 31, 2017, SINA’s cash, cash equivalents and short-term investments totaled $1.8 billion, at similar level as of December 31, 2016. For the first quarter of 2017, net cash provided by operating activities was $93.0 million, capital expenditures totaled $5.3 million, and depreciation and amortization expenses amounted to $7.0 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the license agreements granted to Leju, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain/loss on sale of investment/business, deemed disposal and impairment on investment, impairment on goodwill and acquired intangibles, change in fair value in option liability, income tax effects of above non-GAAP to GAAP reconciling items  and adjustment for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 8:10 a.m. — 9:00 a.m. Eastern Time on May 16, 2017 (or 8:10 p.m. — 9:00 p.m. Beijing Time on May 16, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	18467087

A replay of the conference call will be available through morning Eastern Time May 24, 2017. The dial-in number is +61 2 9003 4211. The passcode for the replay is 18467087.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA Mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2017	2016	2016
Net revenues:
Advertising	$227,999	$162,967	$269,556
Non-advertising	50,066	35,708	43,868
	278,065	198,675	313,424
Cost of revenues *:
Advertising	67,668	68,189	75,578
Non-advertising	18,904	12,705	18,980
	86,572	80,894	94,558
Gross profit	191,493	117,781	218,866

Operating expenses:
Sales and marketing *	68,083	51,702	74,295
Product development *	54,420	52,494	54,538
General and administrative *	24,023	22,134	25,166
Goodwill and acquired intangibles impairment	—	—	40,194
	146,526	126,330	194,193
Income (Loss) from operations	44,967	(8,549)	24,673

Non-operating income:
Earning (Loss) from equity method investments, net	3,143	(10,564)	(546)
Gain on sale of investments/business and impairment on investments, net	15,883	28,227	48,603
Fair value change in option liability	—	—	(25,803)
Interest and other income, net	11,233	6,608	6,594
	30,259	24,271	28,848

Income before income taxes	75,226	15,722	53,521
Income tax benefit (expense)	(13,826)	16	(5,438)

Net income	61,400	15,738	48,083
Less: Net income attributable to non-controlling interests	22,876	418	28,161

Net income attributable to SINA	$38,524	$15,320	$19,922

Basic net income per share attributable to SINA	$0.54	$0.22	$0.28
Diluted net income per share attributable to SINA **	$0.52	$0.22	$0.27

Shares used in computing basic net income per share attributable to SINA	70,959	69,857	70,981
Shares used in computing diluted net income per share attributable to SINA	73,409	70,296	72,299

* Stock-based compensation in each category:
Cost of revenues - advertising	$2,230	$1,566	$2,021
Sales and marketing	4,583	2,843	4,559
Product development	6,990	4,922	5,018
General and administrative	7,387	6,911	7,868

**       Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$1,375,464	$1,407,625
Short-term investments	436,189	389,440
Restricted cash	281,722	241,306
Accounts receivable, net	216,978	210,328
Prepaid expenses and other current assets	399,172	407,373
Subtotal	2,709,525	2,656,072

Property and equipment, net	241,674	241,680
Goodwill and intangible assets, net	12,185	12,108
Long-term investments	1,395,886	1,318,207
Other assets	48,079	56,807
Total assets	$4,407,349	$4,284,874

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$108,659	$108,381
Amount due to customers	281,722	241,306
Accrued expenses and other current liabilities	431,490	452,751
Short-term bank loan	7,286	33,152
Deferred revenues	98,051	95,566
Income taxes payable	52,049	40,127
Subtotal	979,257	971,283

Convertible debt	153,092	153,092
Long-term deferred revenues	62,484	65,188
Other long-term liabilities	4,325	4,332
Total liabilities	1,199,158	1,193,895

Shareholders’ equity
SINA shareholders’ equity	2,761,376	2,679,590
Non-controlling interests	446,815	411,389
Total shareholders’ equity	3,208,191	3,090,979

Total liabilities and shareholders’ equity	$4,407,349	$4,284,874

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2017	2016	2016

Net revenues
Portal:
Portal Advertising	$59,791	$63,721	$81,820
Other	20,162	15,664	18,990
Subtotal	79,953	79,385	100,810

Weibo:
Advertising and marketing	169,297	99,246	187,870
Weibo non-advertising	29,904	20,044	24,878
Subtotal	199,201	119,290	212,748

Elimination	(1,089)	—	(134)
	$278,065	$198,675	$313,424

Cost of revenues
Portal:
Portal Advertising	$27,482	$35,537	$31,315
Other	12,702	8,731	13,864
Subtotal	40,184	44,268	45,179

Weibo	46,450	36,626	49,454

Elimination	(62)	—	(75)
	$86,572	$80,894	$94,558

Gross margin
Portal	50%	44%	55%
Weibo	77%	69%	77%
	69%	59%	70%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2017				March 31, 2016				December 31, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$227,999			$227,999	$162,967			$162,967	$269,556			$269,556
Non-advertising revenues	50,066	(2,609	)(a)	47,457	35,708	(2,609	)(a)	33,099	43,868	(2,609	)(a)	41,259
Net revenues	$278,065	$(2,609)		$275,456	$198,675	$(2,609)		$196,066	$313,424	$(2,609)		$310,815

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		2,230	(b)			1,566	(b)			2,021	(b)
Gross profit	$191,493	$(379)		$191,114	$117,781	$(1,043)		$116,738	$218,866	$(588)		$218,278

										(17,445	)(b)
		(18,960	)(b)			(14,676	)(b)			(399	)(c)
		(155	)(c)			(557	)(c)			(40,194	)(d)
Operating expenses	$146,526	$(19,115)		$127,411	$126,330	$(15,233)		$111,097	$194,193	$(58,038)		$136,155

										(2,609	)(a)
		(2,609	)(a)			(2,609	)(a)			19,466	(b)
		21,190	)(b)			16,242	(b)			399	(c)
		155	)(c)			557	(c)			40,194	(d)
Income (Loss) from operations	$44,967	$18,736		$63,703	$(8,549)	$14,190		$5,641	$24,673	$57,450		$82,123

										(2,609	)(a)
										19,466	(b)
						(2,609	)(a)			399	(c)
		(2,609	)(a)			16,242	(b)			40,194	(d)
		21,190	(b)			557	(c)			3,243	(e)
		155	(c)			(481	)(e)			(48,603	)(f)
		224	(e)			(28,227	)(f)			25,803	(g)
		(15,883	)(f)			(4,519	)(h)			(9,302	)(h)
		(5,494	)(h)			1,084	(i)			699	(i)
		1,472	(j)			(123	)(j)			(964	)(j)
Net income (loss) attributable to SINA	$38,524	$(945)		$37,579	$15,320	$(18,076)		$(2,756)	$19,922	$28,326		$48,248

Diluted net income (loss) per share attributable to SINA *	$0.52			$0.50	$0.22			$(0.04)	$0.27			$0.63
Shares used in computing diluted net income (loss) per share attributable to SINA	73,409	—		73,409	70,296	(439	)(k)	69,857	72,299	5,022	(k)	77,321

Gross margin - advertising	70%	1%		71%	58%	1%		59%	72%	1%		73%
Gross margin - non-advertising	62%	-2%		60%	64%	-2%		62%	57%	-3%		54%

(a)  To exclude the recognition of deferred revenue related to the license agreements granted to Leju.

(b)  To exclude stock-based compensation.

(c)  To adjust amortization of intangible assets.

(d) To exclude goodwill and acquired intangibles impairment

(e)  To exclude the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)  To exclude (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments, net.

(g)  To exclude the change in fair value of option liability.

(h)  To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(i)  To exclude the amortization of convertible debt issuance cost.

(j)  To exclude the provision (benefit) for income tax related to item (c),(d) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**

(k)  To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*    Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

**  Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	March 31, 2017			March 31, 2016			December 31, 2016
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$320			$1,555			$3,421
To exclude amortization of intangible assets resulting from business acquisitions		102			791			1,213
To exclude (gain)loss on disposal and impairment on investments		(321)			(808)			89
To exclude (gain)loss resulting from the fair value changes in investments		39			(2,126)			(1,340)
To exclude tax impacts related to amortization of intangible assets		(21)			(187)			(275)
Earning (Loss) from equity method investments, net	$3,248	$119	$3,367	$(10,270)	$(775)	$(11,045)	$(411)	$3,108	$2,697
Share of amortization of equity investments’ intangibles not on their books	(125)	125	—	(392)	392	—	(166)	166	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	20	(20)	—	98	(98)	—	31	(31)	—
	$3,143	$224	$3,367	$(10,564)	$(481)	$(11,045)	$(546)	$3,243	$2,697

* Earning (Loss) from equity method investments is recorded one quarter in arrears.